

09065049

RECEIVED

NOV 2 4 2009

DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48219

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PETERS & CO. EQUITIES INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3900 BANKERS HALL WEST 888 THIRD STREET SW
(No. and Street)

CALGARY, (City) **ALBERTA, CANADA** (State) **T29 5C5** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HOLLY A. BENSON, CA **(403) 261-4850**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP CHARTERED ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

1000 ERNST & YOUNG TOWER 440 – 2ND AVENUE SW CALGARY, ALBERTA, CANADA T2P 5E9
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **MICHAEL J. TIMS**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **PETERS & CO. EQUITIES INC.**, as of **SEPTEMBER 30**, 20 **09**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHAIRMAN & CHIEF EXECUTIVE OFFICER
Title



Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statements of Financial Condition

Peters & Co. Equities Inc.

September 30, 2009 and 2008



ERNST & YOUNG

Quality In Everything We Do

REPORT OF INDEPENDENT AUDITORS

To the Stockholder of
Peters & Co. Equities Inc.

We have audited the accompanying statements of financial condition of **Peters & Co. Equities Inc.** [the "Company"] as of September 30, 2009 and 2008. These statements of financial condition are the responsibility of the management of the Company. Our responsibility is to express an opinion on the statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of **Peters & Co. Equities Inc.** at September 30, 2009 and 2008 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Calgary, Canada,
November 20, 2009.

Chartered Accountants

Peters & Co. Equities Inc.

STATEMENTS OF FINANCIAL CONDITION

[All figures presented in United States dollars]

As at September 30

	2009	2008
	$	$
ASSETS		
Current		
Cash and cash equivalents *[note 3]*	**1,538,645**	1,592,330
Accounts receivable		
Broker *[note 5]*	**—**	68,701
Clients *[note 4]*	**—**	238,440
Other	**44,624**	83,924
Prepaid expenses	**6,561**	6,259
Income taxes receivable	**12,961**	—
Total current assets	**1,602,791**	1,989,654
Deferred income taxes *[note 6]*	**1,126**	4,183
	1,603,917	1,993,837
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current		
Accounts payable		
Broker *[note 5]*	**—**	238,150
Clients	**—**	68,399
Due to Peters & Co. Limited *[note 5]*	**36,382**	203,313
Trade	**113,571**	28,800
Income taxes payable	**—**	7,872
Total current liabilities	**149,953**	546,534
Subordinated loans *[note 7]*	**1,200,000**	1,200,000
Total liabilities	**1,349,953**	1,746,534
Stockholder's equity		
Capital stock *[note 8]*	**200,000**	200,000
Retained earnings	**53,964**	47,303
Total stockholder's equity	**253,964**	247,303
	1,603,917	1,993,837

See accompanying notes

On behalf of the Board:

Director

Director

Peters & Co. Equities Inc.

NOTES TO STATEMENTS OF FINANCIAL CONDITION

[All figures presented in United States dollars]

September 30, 2009 and 2008

1. BACKGROUND

Peters & Co. Equities Inc. [the "Company"], incorporated under the *Business Corporations Act* (Alberta) and a wholly owned subsidiary of Peters & Co. Limited ["Limited"], commenced operations on September 24, 1996. The Company is registered as a broker/dealer with the Financial Industry Regulatory Authority ["FINRA", formerly the National Association of Securities Dealers, Inc.] and is a member of the Securities Investor Protection Corporation and the Securities Industry and Financial Markets Association. The Company specializes in investments in the Canadian energy industry and deals exclusively with institutional clients.

2. SIGNIFICANT ACCOUNTING POLICIES

The statements of financial condition have been prepared by management in accordance with accounting principles generally accepted in the United States ["US"]. Significant accounting policies are as follows:

Use of estimates

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which would affect the amounts of recorded assets, liabilities, revenues and expenses. Actual amounts could differ from these estimates.

Accounting for securities transactions

Securities transactions and the related revenues and expenses are recorded in the financial statements on a trade date basis.

Research revenue

Research revenue is earned as a result of providing research services to clients. The revenue is recognized once the services have been provided and the related income is reasonably determinable.

Foreign currency translation

The US dollar is the functional currency for the Company's operations. Foreign exchange gains and losses arising from transactions in Canadian dollars are recognized in income during the year.

[All figures presented in United States dollars]

Financial instruments

The carrying values of all of the Company's financial instruments approximate their fair values. Financial instruments are represented by cash and cash equivalents, accounts receivable, income taxes receivable, accounts payable, income taxes payable and subordinated loans.

Income taxes

The Company records income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized based on the anticipated future tax effects arising from the differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

Comprehensive income

There are no items which would cause comprehensive income to differ materially from net income.

3. CASH AND CASH EQUIVALENTS

Included in cash and cash equivalents is a US dollar short term deposit in the amount of nil [2008 – $1,400,000, with an interest rate of 2.25 percent per annum and a maturity of October 29, 2008]. This short term deposit is held with a Canadian chartered bank.

The Company has Canadian and US currency on deposit at a Canadian chartered bank. The deposits earn interest at the Canadian prime rate less 2.50 percent per annum, and at the US prime rate less 3.75 percent per annum, respectively. At September 30, 2009, the Canadian prime rate was 2.25 percent per annum [2008 – 4.75 percent per annum] and the US prime rate was 3.25 percent per annum [2008 – 5.00 percent per annum]. In the event that the calculated rate is less than 0.00 percent per annum, 0.00 percent per annum is earned.

4. ACCOUNTS RECEIVABLE - CLIENTS

A significant portion of the Company's accounts receivable from clients is due from a small number of US institutional clients. Concentration of credit risk is mitigated due to transactions in these accounts being on the basis of delivery versus payment only. As a result, securities are only delivered in exchange for the related funds.

5. RELATED PARTY TRANSACTIONS

The Company's parent, Limited, provides trade execution services to the Company and acts as its settlement agent with various clearing corporations and depositories for all of its security transactions. The accounts receivable/payable broker represent the balances outstanding for such transactions.

Substantially all of the Company's cash receipts and disbursements and administrative functions are handled by Limited. Certain operating, overhead and other costs related to these services are recovered through a management fee. The intercompany balance arising from these transactions is recorded as due to Peters & Co. Limited.

The inter-company balances are due on demand and do not bear interest.

6. INCOME TAXES

Deferred income taxes relate to the temporary differences between the carrying value of capital assets for financial reporting purposes and the undepreciated capital cost for income tax purposes.

The Company is subject to corporation taxes in Canada calculated based on financial statements expressed in Canadian dollars. As a result, the effective income tax rate differs from the statutory rate of 29.125 percent [2008 – 30.155 percent] due mainly to foreign exchange translation differences included in income for tax purposes.

7. SUBORDINATED LOANS

The Company has received two subordinated loans totalling $1,200,000 from its parent. These loans have been approved by FINRA and are thus available in computing net capital. These subordinated loans bear interest at 10 percent per annum and are repayable on November 30, 2011. Interest paid during the year totalled $120,000 [2008 – $120,329]. To the extent these loans are required for net capital, they may not be repaid.

[All figures presented in United States dollars]

8. CAPITAL STOCK

Details of the Company's capital stock are as follows:

	2009 $	2008 $
Authorized:		
Unlimited common shares without nominal or par value.		
Issued and outstanding:		
200,000 common shares	**200,000**	200,000

9. SUBSEQUENT EVENTS

Management has evaluated subsequent events that occurred from September 30, 2009 through to the audit report date of November 20, 2009, that being the date the financial statements were available to be issued. No events or transactions have occurred in that period that would require recognition or disclosure in the financial statements of the Company.

10. COMPARATIVE FIGURES

Certain of the comparative figures in the 2008 financial statements have been reclassified to conform with the presentation adopted in 2009.

NOTES TO STATEMENTS OF FINANCIAL CONDITION

[All figures presented in United States dollars]

September 30, 2009 and 2008

11. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker/dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the United States Securities and Exchange Commission. The Company computes its net capital under the basic method and is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3 percentage of aggregate indebtedness, as defined, at all times. At September 30, 2009, the Company had net capital equal to $1,384,836 [2008 – $1,324,975] which exceeded its requirement by $1,284,836 [2008 – $1,224,975].

	2009 $	2008 $
Total stockholder's equity	**253,964**	247,303
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	**1,200,000**	1,200,000
Less: Total non-allowable assets	**(65,272)**	(94,366)
Less: Aged fail-to-delivers	**—**	(20,457)
Net capital before haircuts on securities positions	**1,388,692**	1,332,480
Less: Total haircuts	**(3,856)**	(7,505)
Net capital	**1,384,836**	1,324,975
Net capital requirement	**100,000**	100,000
Excess net capital	**1,284,836**	1,224,975

Total non-allowable assets at September 30, 2009 include Goods and Services Tax receivable and miscellaneous amounts of $57,585 [2008 – $83,924], prepaid expenses of $6,561 [2008 – $6,259] and deferred income taxes of $1,126 [2008 – $4,183].

Ernst & Young

Assurance | Tax | Transactions | Advisory

About Ernst & Young
Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

For more information, please visit ey.com/ca.

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ERNST & YOUNG

Ernst & Young LLP
Chartered Accountants
Ernst & Young Tower
1000, 440 2nd Avenue S.W.
Calgary, Alberta T2P 5E9
Tel: 403 290 4100
Fax: 403 290 4265
ey.com/ca

To the Stockholder of Peters & Co. Equities Inc.

3900 Bankers Hall West,
888 3rd Street, SW
Calgary AB T2P 5C5

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2009, which were agreed to by Peters & Co. Equities Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Peters & Co. Equities Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

Peters & Co. Equities Inc.'s management is responsible for Peters & Co. Equities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries including: cheque #1435 dated January 8, 2009 to SIPC in the amount of $150.00 as required per Form SIPC-4 and; cheque #1646 dated November 30, 2009 to SIPC in the amount of $3,211.27 per SIPC-7T, noting no differences;

2. Compared the aggregate amounts reported on the Form X-17A-5 for the quarters ended September 30, 2009, and June 30, 2009, as applicable, with the amounts reported in Form SIPC-7T for the six months ended September 30, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers including the Form X-17A-5 income reconciliations by quarter supporting the adjustments noting no differences; and

ERNST & YOUNG

5. Noted no overpayments applied to the current assessment with the Form SIPC-7T which would require comparison to the original computation.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP
Chartered Accountants

Calgary, Canada,
November 30, 2009.

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

SEC Mail Processing Section
DEC 01 2009
Washington, DC
110

SIPC-7T

(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-048219 FINRA SEP
PETERS & CO EQUITIES INC
3900 BANKERS HALL WEST
888 THIRD STREET SW
CALGARY AB T2P 5C5
CANADA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Holly Benson (403) 261-2244

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 3,361.27

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150.00)

____
Date Paid

C. Assessment balance due 3,211.27

D. Interest computed on late payment (see instruction E) for______days at 20% per annum —

E. Total assessment balance and interest due (or overpayment carried forward) $ 3,211.27

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 3,211.27

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

Not appliable

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Peters & Co. Equities Inc
(Name of Corporation, Partnership or other organization)

Holly Benson
(Authorized Signature)

VP Finance & CFO
(Title)

Dated the 30 day of November, 2009.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Sept 30, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 1,404,670

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — –

(2) Net loss from principal transactions in securities in trading accounts. — –

(3) Net loss from principal transactions in commodities in trading accounts. — –

(4) Interest and dividend expense deducted in determining item 2a. — –

(5) Net loss from management of or participation in the underwriting or distribution of securities. — –

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — –

(7) Net loss from securities in investment accounts. — –

Total additions — –

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — –

(2) Revenues from commodity transactions. — –

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — –

(4) Reimbursements for postage in connection with proxy solicitation. — –

(5) Net gain from securities in investment accounts. — –

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — –

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — –

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — –

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 60,164

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ –

Enter the greater of line (i) or (ii) — 60,164

Total deductions — 60,164

2d. SIPC Net Operating Revenues — $ 1,344,506

2e. General Assessment @ .0025 — $ 3,361.27

(to page 1 but not less than $150 minimum)